PEARSON PLC

80 Strand

London

WC2R 0RL

VIA EDGAR AND E-MAIL

September 3, 2015

Melissa Raminpour

Accounting Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pearson plc
Form 20-F for the Year Ended December 31, 2014
Filed March 26, 2015
File No. 001-16055

Dear Ms. Raminpour,

The following sets out the response of Pearson plc (the “Company”) to the comments set forth in your letter of August 21, 2015 regarding the above referenced filing. For ease of review we have set out each of the comments together with the Company’s response.

Form 20-F for the year ended December 31, 2014

Note 1. Accounting Policies

p. Revenue Recognition, page F-18

1.	Please revise to disclose revenue from exchanges of goods or services included in each significant category of revenue pursuant to paragraph 36 of IAS 18 and paragraph 32 of IFRS 8. In this regard, it appears you have several categories of revenue such as book sales, circulating and advertising services, subscriptions, testing services, education services, etc. In your response, please provide us with your proposed disclosure.

Response:

In note 2 to the financial statements (segment information) we included the following disclosure relating to the categorization of revenue:

“In 2014, sales from the provision of goods were £2,711m (2013: £2,867m, 2012: £2,946m) and sales from the provision of services were £2,163m (2013: £2,202m, 2012: £2,013m). Sales from the Group’s educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing and other service businesses are classified as being from the provision of services.”

REGISTERED OFFICE AT THE ABOVE ADDRESS. REGISTERED IN ENGLAND NUMBER 53723

We maintained a high level of disclosure in 2014 as the company transitioned to a new structure, adopted a new operating model and changed its segmental analysis for reporting purposes. In 2015, following the period of reorganization and the announcement of the disposal of the FT Group (our newspaper businesses) in July 2015, we are able to categorize revenue with more clarity and in future filings we will expand this disclosure in the following template (including the relevant comparative periods):

“Sales from the provision of goods and services for continuing operations are categorised by segment as follows:

20XX
All figures in £ millions	North America	Core	Growth	Group

Courseware
School
Higher Education
English and other professional

Total courseware

Services
Assessment and qualifications
Schools and colleges
Student information systems
Higher Education online services
Other services

Total services

Total sales

Courseware includes curriculum materials provided in book form and via access to digital content. Assessment and qualifications includes test development, processing and scoring services provided to governments, educational institutions, corporations and professional bodies. Schools and colleges includes the operation of schools, colleges and universities, including sistemas in Brazil and English language teaching centers around the world. Student information systems include administrative and other educational software. Higher Education online services include the provision of online learning services in partnership with universities and other academic institutions.”

2.	We note from your overview on page 13 that you provide a range of education services, which includes educational software and system-wide solutions. Please tell us the amount of software related revenue recognized for each period presented. To the extent such revenue is material, please revise your revenue recognition policy to disclose how you account for software revenue. Please refer to paragraph 35(a) of IAS 18.

Response:

The Student information systems revenue category above consists of revenues related to educational software and amounted to £193m of sales in 2014 and £214m of sales in 2013 or about 4% of total sales in both years. The sale of our PowerSchool business in July 2015 will mean that sales in this category will be less significant in future. However, in future filings we will update our revenue recognition policy to add the following in respect of software sales:

“Revenue from the sale of off-the-shelf software is recognised on delivery or on installation of the software where that is a condition of the contract. In certain circumstances, where installation is complex, revenue will be recognised when the customer has completed their acceptance procedures. Where software is provided under a term license, revenue is recognised on a straight line basis over the period of the license.”

Software is also developed under specific assessment contracts and as part of contracts to provide online services to Higher Education institutions. The revenue from these contracts is recognised on a percentage of completion basis in accordance with our stated policy on multi-year contractual arrangements.

As our business develops and changes we will continue to monitor our revenue recognition policies and make changes to these policies and disclosure as appropriate.

In connection with our response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2330 or Howard Kenny of Morgan, Lewis & Bockius LLP (our U.S. counsel) at (212)-309-6843.

Very truly yours,

/s/ Coram Williams

Coram Williams
Chief Financial Officer

cc:	Kristin Shifflett, SEC
Morgan, Lewis & Bockius LLP
PricewaterhouseCoopers LLP